Advanced Series Trust
Gateway Center Three, 4th Floor
100 Mulberry Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

August 14, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Form N-14/Reg. No. 333-160686

To the Securities and Exchange Commission:

On July 20, 2009, we filed with the Securities and Exchange Commission (the “Commission”) through EDGAR on behalf of Advanced Series Trust (“Registrant”) a registration and proxy statement on Form N-14 (the “Registration Statement”).  Shares of Registrant are offered only to separate accounts of insurance companies that have entered into a participation agreement with Registrant (“Participating Insurance Companies”).  On Monday, August 17, 2009, Registrant intends to submit Pre-Effective Amendment No. 1 to the Registration Statement with a request for acceleration of effectiveness of the Registration Statement to August 19, 2009 under Rule 461 of the Securities Act of 1933.

The purpose of this letter is to respond to telephone comments given August 12, 2009 by Ms. Sally Samuels of the Commission’s staff to Katherine P. Feld.   The responses, below, to the comments will be set forth in Pre-Effective Amendment No. 1 to the Registration Statement.  Page references in this letter are to page numbers in the N-14 Registration Statement as filed July 20, 2009.

1.             Comment

Under “Summary of the Proposals”  on page two, separate the single-paragraph bullet points summary of the comparison of the PSF Portfolios (target funds) and AST Portfolios (acquiring funds) into separate sections for ease of review.

Response

Requested revisions will be made in Pre-Effective Amendment No. 1 to the Registration Statement.

2.             Comment

Under “Voting” on pages 3 and 39, there is currently disclosure that each Participating Insurance Company will vote all shares of the Portfolio for which it does not receive voting instructions from Contract Owners, and will vote such shares in the same proportion as the votes cast by Contract Owners.  In addition, add disclosure that each Participating Insurance Company will vote all shares of the Portfolios for which it receives voting instructions from Contract Owners.

Response

Requested revisions will be made in Pre-Effective Amendment No. 1 to the Registration Statement.

3.             Comment

For each Reorganization, elaborate on the discussion of principal risks in bullet point summary of principal risks.

Response

Requested revisions will be made in Pre-Effective Amendment No. 1 to the Registration Statement.

4.             Comment

On page 7, under “Annual Portfolio Operating Expenses,” revise footnote (3) to state that the contractual expense cap will terminate on December 31, 2010, rather than it “is expected to terminate” on December 31, 2010.

Response

Requested revisions will be made in Pre-Effective Amendment No. 1 to the Registration Statement.

5.             Comment

On page 24, under “Conservative Growth Portfolio — Investment Objective,” add statement that high yield/high risk debt securities are “commonly known as junk bonds.”

Response

Requested revisions will be made in Pre-Effective Amendment No. 1 to the Registration Statement.

6.             Comment

On page 36, under “Information about the Transaction,” state that the Board “considered the following factors.”

Response

Requested revisions will be made in Pre-Effective Amendment No. 1 to the Registration Statement.

7.             Comment

On pages 36 - 37, in describing the factors considered by the Board, the statement is made for each Reorganization that, “Assuming that the Contracts qualify for the federal tax-deferred treatment applicable to certain variable life insurance products, the exchange of shares pursuant to the  Plan is not expected to result in taxable gain or loss for U.S. federal income tax purposes for contract owners that beneficially own shares of either portfolio.”

The staff commented that it is unclear whether the contracts currently qualify for federal tax-deferred treatment.

Response

The disclosure has been revised to state that, “Assuming that the Contracts continue to qualify for federal tax-deferred treatment applicable to certain variable life insurance products, the exchange of shares pursuant to the  Plan is not expected to result in taxable gain or loss for U.S. federal income tax purposes for contract owners that beneficially own shares of either portfolio.”

8.             Comment

On page 37, in describing the factors considered by the Board regarding the reorganization of Diversified Conservative Growth Portfolio into AST Preservation Asset Allocation Portfolio, the Board considered that the contractual investment management fee rate of 0.15% for AST Preservation Portfolio is lower than the contractual management fee rate of 0.75% for Conservative Growth Portfolio.

The staff commented that the lower contractual management fee for AST Preservation Portfolio could be increased with shareholder approval, and that if a management fee increase were sought by the Investment Manager, shareholder approval would be solicited from the underlying funds in which AST Preservation Portfolio invests.  The staff requested disclosure be added to that effect.

Response

Requested revisions will be made in Pre-Effective Amendment No. 1 to the Registration Statement.

9.             Comment

Capitalization Table.    In the four capitalization tables (pages 17, 25, 32 and 34), correct he adjustment for shares outstanding to reflect the change in shares of the target portfolio upon conversion into the acquiring portfolio, rather than being the number of shares issued upon conversion of the target portfolio into the acquiring.  Make corresponding revisions to the footnote to the table.

Response

Requested revisions will be made in Pre-Effective Amendment No. 1 to the Registration Statement.

10.           Comment

In the pro forma statements of assets and liabilities for AST Aggressive Portfolio on page F-5,  correct the footnote to state that the adjustment represents the change in shares outstanding upon the conversion of SP Aggressive Portfolio into AST Aggressive Portfolio.

Response

Requested revisions will be made in Pre-Effective Amendment No. 1 to the Registration Statement.

11.           Comment

On page F-31, the pro forma statement of investments for AST Preservation Portfolio, add disclosure that the holdings of Diversified Growth Portfolio will be liquidated prior to its reorganization into AST Preservation Portfolio.

Response

Requested revisions will be made in Pre-Effective Amendment No. 1 to the Registration Statement on page F-31.  In addition, similar disclosure will be added on page 3 under in the bullet point “Summary of the Proposals” for this Reorganization.

12.           Comment

In the pro forma statements of assets and liabilities for AST Preservation Asset Allocation on page F-39, correct the adjustment for shares outstanding to reflect the change in shares of the target portfolio upon conversion into the acquiring portfolio, rather than being the number of shares issued upon conversion of the target portfolio into the acquiring.  Make corresponding revisions to the footnote to the table.

Response

Requested revisions will be made in Pre-Effective Amendment No. 1 to the Registration Statement.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) SEC staff comments or Registrant’s changes to disclosure in the Registration Statement in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Registration Statement, and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact either Katherine Feld at (973) 367-1495 or John Schwartz at (973) 367 — 3161 with any questions.

Sincerely yours,

/s/ Katherine P. Feld
Katherine P. Feld